OPEXA THERAPEUTICS, INC.
                         2635 North Crescent Ridge Drive
                           The Woodlands, Texas 77381


                                                                 October 2, 2009

VIA EDGAR
---------
Mr. Jeffrey Riedler
Assistant Director
United States Securities and
   Exchange Commission
Mail Stop 4720, 100 F Street, N.E.
Washington, D.C. 20549

Re:  Opexa Therapeutics, Inc. (the "Company")
     Post Effective Amendment No. 1 on Form S-3
     originally filed September 17, 2009
     (File No. 333-147167) (the "Registration Statement")
     ----------------------------------------------------

Ladies and Gentlemen:

     The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Post Effective Amendment No. 1 on Form S-3 to the Registration Statement so that such Post Effective Amendment No. 1 will become effective as of 9:00 am, Eastern Daylight Savings Time, Tuesday, October 6, 2009, or as soon thereafter as practicable.

     In connection with the Company's request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

     (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                     Very truly yours,

                                     OPEXA THERAPEUTICS, INC.
                                     By: /s/ Neil K. Warma
                                         -----------------
                                         Neil K. Warma
                                         President, Chief Executive Officer and
                                         Acting Chief Financial Officer